SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,202,864 Net interest income 1,167,503 Loans and accounts receivables from customers and banks, net 39,622,692 Net fee and commission income 344,417 Loans and accounts receivables from customers at fair value, net 201,578 Result from financial operations 159,151 Financial instruments 9,347,147 Total operating income 1,671,071 Financial derivative contracts 11,854,484 Provision for loan losses (334,458) Other asset ítems 4,843,022 Support expenses (556,937) Total assets 68,071,787 Other results (48,840) Income before tax 730,836 Principal liabilities MCh$ Income tax expense (121,451) Deposits and other demand liabilities 13,057,099 Net income for the period 609,385 Time deposits and other time liabilities 16,775,531 Issued debt and regulatory capital instruments 10,747,145 Attributable to: Financial derivative contracts 11,760,137 Equity holders of the Bank 600,182 Other liabilities ítems 11,105,618 Non-controlling interest 9,203 Total equity 4,626,257 Total liabilities and Equity 68,071,787 Equity attributable to: Equity holders of the Bank 4,513,509 Non-controlling interest 112,748 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of July 31, 2025 The principal balances and results accumulated for the period ending July 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Julio de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.202.864
Créditos y cuentas por cobrar a clientes y bancos	39.622.692
Créditos y cuentas por cobrar a clientes a valor razonable	201.578
Instrumentos financieros	9.347.147
Contratos de derivados financieros	11.854.484
Otros rubros del activo	4.843.022
Total Activos	**68.071.787**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.057.099
Depósitos y otras captaciones a plazo	16.775.531
Instrumentos de deuda y capital regulatorio emitidos	10.747.145
Contratos de derivados financieros	11.760.137
Otros rubros del pasivo	11.105.618
Total patrimonio	4.626.257
Total Pasivos y Patrimonio	**68.071.787**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.513.509
Interés no controlador	112.748

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.167.503
Ingresos netos de comisiones	344.417
Resultado de operaciones financieras	159.151
Total ingresos operacionales	**1.671.071**
Gasto de pérdidas crediticias	(334.458)
Gastos de apoyo	(556.937)
Otros resultados	(48.840)
Resultado antes de impuesto	**730.836**
Impuesto a la renta	(121.451)
Utilidad consolidada del periodo	**609.385**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	600.182
Interés no controlador	9.203

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?